UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           SEC File Number: 333-66291

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K  [X] Form 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended: April 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:___________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A



                                     PART I
                             REGISTRANT INFORMATION

                        The Doe Run Resources Corporation
                        ---------------------------------
                             Full name of registrant

                                       N/A
                                       ---
                            Former name if applicable

                         1801 Park 270 Drive, Suite 300
                         ------------------------------
            Address of principal executive office (Street and number)

                               St. Louis, MO 63146
                               -------------------
                            City, state and zip code

                                     PART II
                            RULES 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 could not be filed within the prescribed time period due to a delay in completion of the review of its financial statements, which delay could not be eliminated by the Company without unreasonable effort and expense.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David Chaput            (314)                    453-7100
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  (Name)             (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [X] Yes     [  ] No

NOTE: THE REGISTRANT FILES PURSUANT TO AN INDENTURE, BUT IS NOT OTHERWISE SUBJECT TO THE REPORTING REQUIREMENTS OF SECTION 13 OR 15(D).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [x] Yes     [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net income of greater than $40 million for the fiscal quarter ended April 30, 2006. The Company reported net income of approximately $6.5 million for the fiscal quarter ended April 30, 2005. The change is due to the continued rise of metal prices fueling an increase in gross margins.

The Doe Run Resources Corporation
---------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 14, 2006          By:   /s/ David Chaput
                                 ---------------------------------------
                                 Name:  David Chaput
                                 Title: Chief Financial Officer